CT-399199

Certificate of Incorporation on Change of Name

I DO HEREBY CERTIFY that

BloomZ Inc.

having by Special resolution dated 3rd day of July Two Thousand Twenty-Five changed its name, is now incorporated under name of

Harrison Global Holdings Inc.

Given under my hand and Seal at George Town in the
Island of Grand Cayman this 9th day of July
Two Thousand Twenty-Five

An Authorised Officer,
Registry of Companies,
Cayman Islands.

Authorisation Code : 305466191486
www.verify.gov.ky
09 July 2025